UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

PLX Technology, Inc.

(Name of Subject Company)

Pluto Merger Sub, Inc.

(Offeror)

a wholly owned subsidiary of

Avago Technologies Wireless (U.S.A.) Manufacturing Inc.

(Offeror)

an indirect wholly owned subsidiary of

Avago Technologies Limited

(Offeror)

(Name of Filing Persons and Offerors)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

693417107

(Cusip Number of Class of Securities)

Patricia H. McCall

c/o Avago Technologies U.S. Inc.

350 W. Trimble Road, Building 90

San Jose, CA 95131

(408) 435-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Rich Capelouto

Atif Azher

Simpson Thacher & Bartlett LLP

2475 Hanover St.

Palo Alto, CA 94304

(650) 251-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$309,797,669.12	$39,901.94
*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (i) 45,983,253, the number of outstanding shares of PLX Technology, Inc. common stock, multiplied by $6.50, the per share tender offer price, (ii) 4,885,110, the number of shares issuable pursuant to outstanding options with an exercise price less than the offer price of $6.50 per share, multiplied by $2.22, which is the offer price of $6.50 per share minus the weighted average exercise price for such options of $4.28 per share and (iii) 10,000 restricted stock units multiplied by the offer price of $6.50 per share. The foregoing share figures have been provided by the issuer to the offerors and are as of August 5, 2014, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.0001288.

☒	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $39,891.94	Filing Party: Avago Technologies Limited, Avago Technologies Wireless (U.S.A) Manufacturing Inc. and Pluto Merger Sub, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: July 8, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issue tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on July 8, 2014 by (i) Pluto Merger Sub, Inc. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Avago Technologies Wireless (U.S.A.) Manufacturing Inc. (“Parent”), (ii) Parent, a Delaware corporation and an indirect wholly owned subsidiary of Avago Technologies Limited (“Avago”) and (iii) Avago, a company organized under the laws of the Republic of Singapore. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of PLX Technology, Inc. (the “Company”), a Delaware corporation, at a price of $6.50 per Share, in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the offer to purchase, dated July 8, 2014 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer”.

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Amendments to the Offer to Purchase

Items 1-11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended by:

Amending and restating the subsection captioned “Litigation” within Section 17 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase in its entirety to read as follows:

“Following announcement of the proposed transaction, nine putative class action lawsuits have been filed by shareholders against the Company, its directors, Avago, Parent and/or us challenging the transactions contemplated by the Merger Agreement.

Four lawsuits were filed in the Superior Court for the State of California, County of Santa Clara, captioned Cox v. PLX Technology Inc. et al., No. 1-14-CV-267079 (Cal. Super. Ct., Santa Clara); Ellis v. PLX Technology Inc. et al., No. 1-14-CV-267171 (Cal. Super. Ct., Santa Clara); Golden v. PLX Technology, Inc. et al., No. 1-14-CV-267531 (Cal. Super. Ct., Santa Clara); and Abdallah v. PLX Technology, Inc. et al., No. 1-14-CV-267766 (Cal. Super. Ct., Santa Clara) (the “California Actions”). On July 22, 2014, the court granted stipulated requests to consolidate the California actions under the caption In re PLX Technology, Inc. S’holder Litig., Lead Case No. 1-14-CV-267079 (Cal. Super. Ct., Santa Clara) and appoint lead counsel. That same day, the court also granted a stipulated request to stay the California Actions pending resolution of related actions filed in the Delaware Court of Chancery, described below.

Five lawsuits were filed in the Delaware Court of Chancery, captioned Varghese v. PLX Technology, Inc. et al., No. 9837-VCL (Del. Ch.); Feinstein v. PLX Technology, Inc. et al., C.A. 9839-VCL (Del. Ch.); Price v. PLX Technology et al., No. 9853-VCL (Del. Ch.); Cox v. Avago Technologies Wireless (U.S.A), Inc. et al., C.A. 9880-VCL; and Cohn v. Salameh et al., C.A. 9881-VCL (Del. Ch.) (the “Delaware Actions”). On July 21, 2014, the court granted a stipulated order consolidating the Delaware Actions under the caption In re PLX Technology, Inc. Stockholders Litigation, Consol. C.A. 9880-VCL (Del. Ch.) appointing lead plaintiffs and lead counsel, and designating the complaint filed in Cox as the operative complaint for the consolidated action.

The Cox complaint alleges, among other things, that the Company’s directors breached their fiduciary duties to the Company’s stockholders by seeking to sell the Company for an inadequate price, pursuant to an unfair process, and by agreeing to preclusive deal protections in the Merger Agreement. Plaintiffs also allege that the Company, Potomac Capital Partners II, L.P., Parent and the Purchaser aided and abetted the alleged fiduciary breaches. Plaintiffs finally allege that the 14D-9 recommendation statement filed by the Company contains false and misleading statements and/or omits material information necessary to inform the shareholder vote. The complaint seeks, among other things, equitable relief to enjoin and/or rescind the consummation of the proposed transaction contemplated by the Merger Agreement, and attorneys’ fees and costs.

On July 31, 2014, counsel for the lead plaintiffs in Delaware informed the court that they would not seek a preliminary injunction, but, if the proposed transactions contemplated by the Merger Agreement are consummated, they intend to amend their complaint to pursue monetary remedies through post-closing litigation.”

Amending and restating the last sentence of the fifth paragraph of the subsection captioned “Antitrust Compliance” within Section 17 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase in its entirety to read as follows:

“On July 8, 2014, Parent and PLX made a premerger notification filing under the Act Against the Restraint of Competition of 1958 of Germany, as amended, in connection with the Offer (such notification filings, the “German Notification”). On August 6, 2014, the FCO issued a clearance decision under the ARC in connection with the acquisition of Shares pursuant to the Offer. As a result, the condition of the Offer that the applicable waiting period under the ARC has expired or been terminated has been satisfied, but the Offer remains subject to the remaining terms and conditions of the Offer. See Section 15 — “Conditions to the Offer.””

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2014

PLUTO MERGER SUB, INC.

By:	/s/ Hock E. Tan
Name: Hock E. Tan
Title: President and Chief Executive Officer

AVAGO TECHNOLOGIES WIRELESS (U.S.A.) MANUFACTURING INC.

By:	/s/ Anthony E. Maslowski
Name: Anthony E. Maslowski
Title: President and Secretary

AVAGO TECHNOLOGIES LIMITED

By:	/s/ Anthony E. Maslowski
Name: Anthony E. Maslowski
Title: Chief Financial Officer

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated July 8, 2014.*

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).*

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Summary Advertisement as published in the New York Times on July 8, 2014.*

(a)(1)(vii)	Form of Letter to Participants in the PLX Technology, Inc. Employee Stock Ownership Plan (“ESOP”) and ESOP Instruction Letter.*

(a)(5)(i)	Joint press release regarding announcement of the Merger Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Avago Technologies Limited with the SEC on June 23, 2014).*

(b)	Not Applicable.

(d)(1)	Agreement and Plan of Merger, dated June 23, 2014, by and among PLX Technology, Inc., Avago Technologies Wireless (U.S.A.) Manufacturing Inc. and Pluto Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by PLX Technology, Inc. with the SEC on June 23, 2014).*

(d)(2)	Confidentiality Agreement, dated May 30, 2014, between PLX Technology, Inc. and Avago Technologies Wireless (U.S.A.) Manufacturing Inc.*

(d)(3)	Exclusivity Agreement, dated June 2, 2014, between PLX Technology, Inc. and Avago Technologies Wireless (U.S.A.) Manufacturing Inc.*

(d)(4)	Tender and Support Agreement, dated June 23, 2014, by and among Avago Technologies Wireless (U.S.A.) Manufacturing Inc., Pluto Merger Sub, Inc. and Potomac Capital Partners II, L.P., Potomac Capital Management II, L.L.C., Potomac Capital Partners III, L.P., Potomac Capital Management III, L.L.C., Potomac Capital Partners L.P., Potomac Capital Management, L.L.C., Paul J. Solit and Eric Singer (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by PLX Technology, Inc. with the SEC on June 23, 2014).*

(d)(5)	Tender and Support Agreement, dated June 23, 2014, by and among Avago Technologies Wireless (U.S.A.) Manufacturing Inc., Pluto Merger Sub, Inc. and the directors and officers of the Company party thereto (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by PLX Technology, Inc. with the SEC on June 23, 2014).*

(d)(6)	Transaction Support Agreement, dated June 20, 2014, between PLX Technology, Inc. and Discovery Equity Partners GP, LLC, Discovery Equity Partners, L.P. and their affiliates.*

(d)(7)	Amended and Restated PLX Severance Plan for Executive Management, dated June 22, 2014 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by PLX Technology, Inc. with the SEC on June 23, 2014).*

(d)(8)	Executive Officer Retention Agreement, dated June 22, 2014, between PLX Technology, Inc. and David K. Raun (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by PLX Technology, Inc. with the SEC on June 23, 2014).*

(d)(9)	Executive Officer Retention Agreement, dated June 22, 2014, between PLX Technology, Inc. and Arthur O. Whipple (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by PLX Technology, Inc. with the SEC on June 23, 2014).*

(d)(10)	Executive Officer Retention Agreement, dated June 22, 2014, between PLX Technology, Inc. and Gene Schaeffer (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by PLX Technology, Inc. with the SEC on June 23, 2014).*

(d)(11)	Executive Officer Retention Agreement, dated June 22, 2014, between PLX Technology, Inc. and Michael Grubisich (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by PLX Technology, Inc. with the SEC on June 23, 2014).*

(d)(12)	Executive Officer Retention Agreement, dated June 22, 2014, between PLX Technology, Inc. and Vijay Meduri (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by PLX Technology, Inc. with the SEC on June 23, 2014).*

(d)(13)	Executive Officer Retention Agreement, dated June 22, 2014, between PLX Technology, Inc. and Larry Chisvin (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by PLX Technology, Inc. with the SEC on June 23, 2014).*

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed.